January 17, 2013

Andrew D. Mew

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Re: American States Water Company

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 12, 2012

File No. 1-14431

Dear Mr. Mew:

This letter sets forth American States Water Company and its subsidiaries’ (“the Company”) responses to comments on the above-referenced filing provided by the staff (the “Staff”) of the Securities and Exchange Commission by letter dated December 20, 2012.

Within this letter, the Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type.

Form 10-K for the Fiscal Year Ended December 31, 2011

Note 1 —Summary of Significant Accounting Policies, page 83

Property and depreciation, page 84

1. We assume in some cases you recover asset retirement costs through rates during the life of the associated asset and before the costs are incurred. We also assume these amounts result in a regulatory liability being recorded based on the amounts previously recovered through customer rates, until the costs to retire those assets are incurred. If our assumption is not accurate, then explain to us how you are recording retirement costs which are being collected in customer rates.

Response:

The Company does recover asset retirement costs through rates; however, your assumption of when is not accurate.  As noted in our disclosure under Asset Retirement Obligation on page 84, ….“Retirement costs have historically been recovered through rates at the time of retirement”.

We do not recover asset retirement costs through rates during the life of the associated asset and before the costs are incurred.  Accordingly, we have not recorded a regulatory liability for asset retirement costs pursuant to ASC 980-405-25-1.  Such asset retirement costs are being deferred in rate base as a component of utility plant when incurred and collected in customer rates subsequently.

Asset Retirement Obligations, page 84

2. We read your disclosure, “[w]ith regards to removal costs associated with certain other long-lived assets, such as water mains, distribution and transmission assets, asset retirement obligations have not been recognized as GSWC believes that it will not be obligated to retire these assets.” Tell us and disclose why you believe you will not be obligated to retire these assets.

Response:

The Company evaluated the requirements of ASC 410-20, “Asset Retirement and Environmental Obligations”, and concluded and disclosed at the time of implementing this guidance that the Company incurs asset retirement obligations in connection with the retirement of its wells, which by law need to be properly capped at the time of removal.  The Company also concluded and disclosed that other long-lived assets, such as water mains, distribution and transmission assets did not result in an asset retirement obligation.  The Company’s physical properties consist of water transmission and distribution systems which include approximately 2,800 miles of pipelines. The Company is regulated by the California Public Utilities Commission (“CPUC”).  There are no CPUC rules or regulations that require the Company to remove any of its pipelines when it abandons these pipelines.  In addition, the Company’s water pipelines are not subject to regulation by any federal regulatory agency.

The Company also considered its franchise agreements when implementing ASC 410-20.  The Company has franchise agreements with various municipalities in order to use the public right of way for utility purposes (i.e., operate water distribution and transmission assets).  The Company is obligated to remove its pipelines in public streets and rights of way under the terms of its franchise agreements with cities and counties when made necessary by a lawful change in grade or alignment of a public street or in connection with certain other infrastructure improvement projects undertaken by a state or local governmental agency.  The franchise agreements do not identify specific assets to be removed, if any, nor set a specific time when removal would be required.

From time to time, the Company will abandon in place a portion of its pipelines in public streets in connection with a capital improvement project.  At that time, the Company will prepare a plan for abandoning a portion of its pipeline in place as is customary in the water industry.  These plans may be subject to approval of the city or county granting the applicable franchise to the Company by the terms of its franchise agreement with the city or county.  Many cities and counties have also reserved the right in the franchise agreement to reject the Company’s abandonment plans and, in lieu thereof, require the Company to remove the pipelines being abandoned.  The franchise agreements do not identify any specific pipelines that the city or county may require be removed, rather than abandoned in place, or any criteria for determining when the city or county will require the Company to remove pipelines, rather than abandoning these assets in place.  Moreover, based on historical experience, it is very unusual for a city or county to require the Company to remove any of its abandoned water mains or other assets in public streets and rights of way unless made necessary by a lawful change in grade or realignment of the public street or right of way or other infrastructure improvement project.

As a result, we believe that an asset retirement obligation is not created by the CPUC nor any federal agency because we are not legally obligated to remove any other long-lived assets, including water mains, distribution and transmission assets.  Related to the Company’s franchise agreements, while the Company may be required to remove or relocate certain of its pipelines, it is not possible to estimate an asset retirement amount since the timing and the amount of assets that may be required to be removed is not known.

The Company will revise its disclosure prospectively as follows:

“[w]ith regards to removal costs associated with certain other long-lived assets, such as water mains, distribution and transmission assets, asset retirement obligations have not been recognized as GSWC believes that it will not be obligated to retire these assets. There are no CPUC rules or regulations that require the Company to remove any of its other long-lived assets. In addition, the Company’s water pipelines are not subject to regulation by any federal regulatory agency. The Company has franchise agreements with various municipalities in order to use the public right of way for utility purposes (i.e., operate water distribution and transmission assets), and if certain events occur in the future, could be required to remove or relocate certain of its pipelines. However, it is not possible to estimate an asset retirement amount since the timing and the amount of assets that may be required to be removed is not known.”

Other Operating Revenues, page 86

3. We note your disclosure that pre-contract costs are deferred if they are probable of recovery and are expensed as incurred if they are not probable of recovery. Tell us and disclose what comprises pre-contract costs. Further, we would like to understand how you determine when such costs are eligible for deferral. Lastly, tell us and disclose what percentage of pre-contract costs were deferred and expensed for the past three fiscal years.

Response:

American States Utility Services, Inc. (“ASUS”), a subsidiary of the Company, recognizes revenues from firm-fixed price construction contracts and revenues from cost-plus-profit contracts under the percentage-of-completion method of accounting (as prescribed by ASC 605-35, “Construction-Type and Production-Type Contracts”).  In anticipation of the award of a specific contract, ASUS may incur certain pre-contract costs, which relate to design and engineering labor costs incurred for the planning and design directly associated with a project for proposal submission.  Recoverability of these costs is predicated upon an award of a contract to perform the proposed work (such pre-contract costs will result in no future benefits unless the contract is obtained).  The deferral or expensing of such costs is based on ASC 605-35-25-41 (a) which states:

Costs that are incurred for a specific anticipated contract and that will result in no future benefits unless the contract is obtained shall not be included in contract costs or inventory before receipt of the contract. However, such costs otherwise may be deferred, subject to evaluation of their probable recoverability, but only if the costs can be directly associated with a specific anticipated contract and if their recoverability from that contract is probable.

On a quarterly basis, the Company evaluates the probability of a contract being awarded for projects on which pre-contract costs have been incurred.  Such probability assessment is performed by considering the nature of the incurred pre-contract cost (to determine if it is eligible for deferral based upon the guidance within ASC 605-35-25-39), the status (and indications of interest) of contract negotiations, and the historic experience of being awarded contracts with the particular customer and recoverability of pre-contracts costs from those contracts.   Based on these criteria, pre-contract costs which are not considered probable of recovery are expensed.

 For the past three fiscal years, the pre-contract costs deferred / expensed are as follows:

	For the Year Ended December 31,
	2009	2010	2011
Deferred (in thousands) - as of the end of the period	$125	$203	$0

During the period ended:
Deferred (in thousands)	$125	$78	$0
Expensed (in thousands)	72	472	714
Total pre-contract costs incurred during the period	$197	$550	$714
Deferred (in %)	63.5%	14.2%	00.0%
Expensed (in %)	36.5%	85.8%	100.0%

In future filings, the Company will disclose the amount of pre-contract costs that have been deferred if and when such amounts are material to the Company’s financial statements.

Note 2 —Regulatory Matters, page 88

Water Revenue Adjustment Mechanism (“WRAM”) and Modified Cost Balancing Account (“MCBA”), page 89

4. Refer to your statement, “[b]ased on CPUC guidelines, recovery periods relating to the 2011 balances will range between 12 and 36 months, with the majority being 24 months.” We are uncertain how you concluded it was appropriate to recognize revenue under your alternative revenue programs since it appears, at least in part, based on your disclosure that you did not meet the criteria in ASC 980-605-25-4 with respect to the permitted recovery period of 24 months. Please explain your basis for recognizing revenues under these alternative revenue programs. In this regard, please provide to us your accounting analysis which concluded revenue recognition under these programs was acceptable. We may have further comment.

Response:

As part of the CPUC’s water conservation objective, GSWC was authorized to implement WRAM accounts to record the revenue difference between what is billed to its water customers and that which is authorized by the CPUC.  This difference is objectively determinable and has been approved for recovery.

The period over which unrecovered 2011 WRAM balances will be collected was determined based on guidelines set forth by the CPUC.  These guidelines were applied to each of our eight separate water rate-making regions which have conservation rates in place.  The recovery periods for the Company’s water regions range from 12 to 36 months.  At December 31, 2011, the recovery periods for the unrecovered 2011 WRAM balances were primarily within the 12 to 24 month period.

At December 31, 2011, the 2011 WRAM balances expected to be collected after 24 months was approximately $1.8 million.  This amount included recovery of incurred costs ($1.5 million) as well as a return on rate base ($0.3 million). The Company assessed the amount related to incurred costs and determined it was appropriate to record a related regulatory asset in accordance with ASC 980-340-25-1.  The return portion was not considered material to the Company’s results of operations and no adjustment was recorded to defer the revenue for this component pursuant to ASC 980-605-25-4.

In April 2012, subsequent to the filing of our 2011 Form 10-K, the CPUC issued a decision which revised the Company’s recovery period for the 2011 uncollected WRAM balances to 18 months or less.  Accordingly, all outstanding 2011 WRAM balances at December 31, 2011 are now expected to be recovered within the 24 month recovery period set forth in ASC 980-605-25-4.

*    *    *    *

We hereby represent that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the Staff’s additional comments.  If you have any further questions or comments, please direct your questions or comments to the undersigned at (909) 394-3600 extension 707.

Very truly yours,

/s/ EVA G. TANG
Eva G. Tang
Senior Vice President-Finance, Chief Financial Officer,
Corporate Secretary and Treasurer